# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Farmer Bros. Co., CIK 0000034563
CUSIP: 307675108
Title of class of securities: Common Stock, $1.00 Par Value
Address of issuer's principal executive offices: 14501 North Freeway, Ft. Worth, Texas (TX), 76177
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000034563-25-000022
Filed by CIK 0001906626

## Reporting persons
- Farmer Bros. Co. 401(k) Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,856,308.79; sole dispositive power 0; shared dispositive power 1,856,308.79; aggregate amount beneficially owned 1,856,308.79 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Farmer Bros. Co.
Address of issuer's principal executive offices: 14501 North Freeway, Ft. Worth, TX, 76177

## Item 2. Person Filing
Name of person filing: Farmer Bros. Co. 401(k) Plan
Address of principal business office or, if none, residence: 14501 North Freeway, Fort Worth, Texas 76177
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 1856308.79
Percent of class: 8.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1856308.79
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1856308.79

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Farmer Bros. Co. 401(k) Plan: /s/ Jared Vitemb, Jared Vitemb, VP of Farmer Bros. Co., Administrator of Reporting Person (02/05/2026)